Exhibit 99.19

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number

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This Form of Proxy is solicited by and on behalf of Management. Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.	Fold

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 9:00 am, Eastern Time, on July 28, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.	• You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

15AP14055_012KEB

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Appointment of Proxyholder
I/We, being holder(s) of Amaya Gaming Group Inc. hereby appoint: Mr. David Baazov, or failing him, Mr. Daniel Sebag	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Amaya Gaming Group Inc. to be held at the offices of Osler, Hoskin & Harcourt LLP, 1000 De La Gauchetière Street West, Suite 2100, Montréal, Québec H3B 4W5, Canada on July 30, 2014 at 9:00 a.m. (Montreal Time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors	For	Withhold		For	Withhold		For	Withhold

01. David Baazov	☐	☐	02. Daniel Sebag	☐	☐	03. Wesley K. Clark, KBE	☐	☐

04. Divyesh (Dave) Gadhia	☐	☐	05. Harlan Goodson	☐	☐	06. Dr. Aubrey Zidenberg	☐	☐

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			For	Withhold

2. Appointment of Auditors
Appointment of Richter S.E.N.C.R.L./L.L.P. as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.			☐	☐
	For	Against	For	Against

3. Special Resolution to Change the Name of the Corporation

To adopt the special resolution attached as Schedule “B” (the “Special Resolution to Change the Name of the Corporation”) in the Information Circular authorizing an amendment to the Articles to change the name of the Corporation to “Amaya Inc.”.

	☐	☐

4. Special Resolution to Address Gaming Regulations

To adopt the special resolution attached as Schedule “C” (the “Special Resolution to Address Gaming Regulations”) in the Information Circular authorizing an amendment to the Articles to add certain provisions intended to facilitate compliance by the Corporation with applicable gaming regulations.

			☐	☐

5. Special Resolution to Approve and Ratify the New General By-Laws

To adopt the special resolution attached as Schedule “D” (the “Special Resolution to Approve and Ratify the New General By-Laws”) in the Information Circular approving and ratifying the new general by-laws of the Corporation as proposed to take into account the entry into force of the Business Corporations Act (Québec)

	☐	☐

6. Special Resolution to Facilitate the Appointment of Directors

To adopt the special resolution attached as Schedule “E” (the “Special Resolution to Facilitate the Appointment of Directors”) in the Information Circular authorizing an amendment to the Articles to provide for the appointment, from time to time, by the Board of additional directors to a maximum of one third of the number of directors elected at the previous annual meeting of Shareholders.

			☐	☐

7. Ordinary Resolution to Approve and Amend the Stock Option Plan

To adopt the ordinary resolution attached as Schedule “F” (the “Ordinary Resolution to Approve and Amend the Stock Option Plan”) in the Information Circular approving amendments to the Stock Option Plan.

	☐	☐

8. Ordinary Resolution to Approve and Ratify the Advance Notice By-Law

To adopt the ordinary resolution attached as Schedule “G” (the “Ordinary Resolution to Approve and Ratify the Advance Notice By-Law”) in the Information Circular to approve and ratify the Advance Notice By-Law.

			☐	☐

9. Special Resolution to Create the Preferred Shares

To adopt the special resolution attached as Schedule “H” (the “Special Resolution to Create the Preferred Shares”) in the Information Circular authorizing an amendment to the Articles to create a new class of convertible preferred shares (the “Preferred Shares”).

	☐	☐

10. Ordinary Resolution to Approve Certain Terms of the Preferred Shares

To adopt the ordinary resolution attached as Schedule “I” (the “Ordinary Resolution to Approve Certain Terms of the Preferred Shares”) in the Information Circular approving certain terms of the Preferred Shares, particularly in connection with adjustments to the Initial Conversion Price of the Preferred Shares of $24 per Common Share.

			☐	☐

11. Ordinary Resolution to Approve the Issuance of the Warrants

To adopt the ordinary resolution attached as Schedule “J” (the “Ordinary Resolution to Approve the Issuance of the Warrants”) in the Information Circular approving the issuance by the Corporation of Warrants, 11 million of which are to be issued to GSO and 1.75 million of which are to be issued to BlackRock, each with an exercise price of $0.01 and exercisable for a term of 10 years from the date of issuance.

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12. Ordinary Resolution to Approve the Protected Prices

To adopt the ordinary resolution attached as Schedule “K” (the “Ordinary Resolution to Approve the Protected Prices”) in the Information Circular approving the value at which each of the Initial Conversion Price and the price at which Common Shares are to be issued to GSO on a private-placement basis at closing of the Acquisition (collectively, the “Protected Prices”) have been set, which Protected Prices may be equal to, at the time of the grant or issuance, as the case may be, less than the market price of the Common Shares less the maximum discount permitted under the TSX Company Manual.

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13. Ordinary Resolution to Approve the Preferred Shares Offering

To adopt the ordinary resolution attached as Schedule “L” (the “Ordinary Resolution to Approve the Preferred Shares Offering”) in the Information Circular approving the issuance of the Preferred Shares at closing of the Acquisition, as the Preferred Shares shall result in the issuance of securities exceeding 25% of the number of securities of the Corporation which are outstanding prior to the closing of the Preferred Shares Offering.

	☐	☐

	Signature(s)	Date
Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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